

Mail Stop 3030

December 5, 2008

Via U S Mail and FAX [(908) 412-5989]

Thomas C. Shields
Executive Vice President and Chief Financial Officer
Anadigics, Inc.
141 Mt. Bethel Road
Warren, New Jersey 07059

> **Re:** **Anadigics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 0-25662**

Dear Mr. Shields:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in all future filings with the Commission. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Estimates

Revenue Recognition

1.   Please tell us, and in future filings disclose, whether revenue is recognized at shipment or delivery and clarify when title passes. If your practices vary based on contractual terms or other factors, please appropriately explain in the response and in future disclosure.

2.   You disclose that you sell to certain distributors who are granted rights of return and exchange and certain price protection and that you reserve for the portion of the shipments subject to return, exchange or price protection until those rights expire. In regard to the disclosure, please respond to the following:

- Please provide us and in future filings disclose a description of the principal terms and provisions of the return, exchange and price protection rights.
- Tell us and in future filings disclose how you estimate the reserve at shipment.
- With respect to return and exchange privileges, tell us how your accounting complies with the requirements of SFAS 48. Also clarify in future filings.
- With respect to price protection, please tell us why you believe you have a fixed and determinable sales price as provided in SAB Topic 13. Also clarify in future filings.
- Tell us how you account for the reserves for these matters.

Stock-Based Compensation

3.   You disclose that "expected volatility is a combination of both Company and peer company historical volatility. Please tell us and in future filings disclose why you believe it is appropriate to measure volatility as described in your disclosure. In that regard, please tell us how your method considers the guidance on volatility as described in Appendix A to SFAS 123(R) and related guidance from SAB Topic 14.D.1.

Inventory

4.   You disclose that your "reserve for excess and obsolete inventory is primarily based upon forecasted short-term demand for the product and any change to the reserve arising from forecast revisions is reflected in cost of sales in the period the revision is made."   Please tell us and in future filings clarify how your practices consider the guidance from SAB Topic 5-BB. Under that guidance, inventory write-downs establish a new cost basis and such write-downs may not be reversed based on changes in underlying facts and circumstances.

Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

5.   You disclose that your chief executive officer and chief financial officer concluded that "disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported as specified within the SEC's rules and forms."   If you elect to include any qualifying language as to the effectiveness conclusion, in your future filings such language should include, at a minimum, but only if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms *and* is accumulated and communicated to your management, including your principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Alternatively, if true, your disclosure could simply indicate that your officers determined that your "disclosure controls and procedures are effective" without any further qualifications or attempts to define those disclosure controls and procedures.

Form 10-Q as of September 27, 2008

Financial Statements

Note 7. Marketable Securities

6.   Please provide us a roll-forward of the carrying amount of auction rate securities from January 1, 2008 through September 27, 2008.

7.   In future filings please more specifically describe the terms and provisions of the auction rate securities. In that regard, please disclose maturity dates of the long-term instruments, the interest rates, interest payment provisions, the nature of any collateral and any other guarantees. Clarify whether you are receiving default rates of interest, disclose the rates, and disclose whether interest is being collected on a current basis.

8.   With respect to Level 3 securities, we see that you made some broad statements about the types of information you considered in reaching conclusions about fair value. In future filings please disclose more specific detail about valuation techniques. In that regard, please explain the models, methods and significant assumptions used in the valuations. If you relied on more than one source of information or applied more than one technique, clarify how you evaluated and weighted the information considered and the techniques applied.

9.   Where you have recognized other than temporary impairment on an investment, in future filings please provide a discussion of the factors you considered in reaching the conclusion that impairment of that investment was other than temporary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

10.   You indicate that you have accrued or paid $10.9 million in connection with the Kunshan project. Please tell us how you have accounted for the $10.9 million. In light of your disclosure that you intend to delay the project, please tell us how you evaluated any asset recorded for impairment.

Form 8-K dated October 22, 2008

11.   In the heading and elsewhere in the earnings release you refer to non-GAAP financial data as "pro forma." The pro forma terminology has specific meaning under Article 11 of Regulation S-X. In future earnings releases please use the pro forma terminology only where appropriate under Article 11. In that regard, you should not refer to non-GAAP financial data provided under Item 10(e) of Regulation S-K as "pro forma."

Mr. Thomas C. Shields

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments and the requested information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3605, if you have questions regarding our comments. In our absence you may contact Brian R. Cascio, Accounting Branch Chief, at (202) 551-3676

Sincerely,

Gary R. Todd
Reviewing Accountant